

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Joe Ragan
Chief Executive Officer
ExcelFin Acquisition Corp.
100 Kingsley Park Dr.
Fort Mill, SC 29715

> **Re: ExcelFin Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 12, 2024**
> **File No. 001-40933**

Dear Joe Ragan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Bill Nelson, Esq.